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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                        Commission File Number: 001-14491

                        TELE CELLULAR SUL HOLDING COMPANY
                 (Translation of registrant's name into English)

                  RUA COMENDADOR ARAUJO, 299 - 3(degree) ANDAR
                         80420-000 CURITIBA, PR, BRAZIL
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F   [X]                Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes   [ ]                      No   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes   [ ]                      No   [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes   [ ]                      No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

================================================================================

                      TELE CELULAR SUL PARTICIPACTES, S.A.

                                TABLE OF CONTENTS

ITEM
----
  1.      Annual Information

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELE CELULAR SUL PARTICIPACTES, S.A.

Date: April 2, 2003                 By: /s/ Paulo Roberto Cruz Cozza
                                        ----------------------------------------
                                        Name:  Paulo Roberto Cruz Cozza
                                        Title: Chief Financial Officer

                           [TIM LOGO] TELE CELULAR SUL
                                      INVESTOR RELATIONS

CONTACT

                  PAULO ROBERTO CRUZ COZZA
                  Chief Financial Officer and Director of Investor Relations

                  JOANA DARK FONSECA SERAFIM
                  Investor Relations
                  + 55 (41) 312-6862
                  jserafim@timsul.com.br

                  RAFAEL J. CARON BOSIO
                  Investor Relations
                  +55 (41) 9976-0668
                  rbosio@timsul.com.br

                  WEBSITE
                  http://tsu.infoinvest.com.br/

                       TELE CELULAR SUL PARTICIPACOES S.A.

         CURITIBA, APRIL 01, 2003 - Tele Celular Sul Participacoes S.A. (NYSE:
TSU; BOVESPA: TCLS3;TCLS4) ("TSU" or "The Company"), the controlling company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunications services in southern Brazil, informs that the Company has filled at Comissao de Valores Mobiliarios - CVM, its IAN (Annual Information), which has been translated and can be found below.

1. HISTORICAL BACKGROUND

         Prior to the incorporation of Telebras in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebras and the Predecessor Companies, comprising the Telebras System, acquired almost all the other telephone companies operating in Brazil and controlled the public telecommunications services in almost all the Brazilian territory.

         Beginning in 1995, the Federal Government undertook a comprehensive reform of the Brazilian telecommunications regulatory system. In July 1997, the Brazilian Congress passed the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the creation of Anatel, the introduction of competition in the Brazilian telecommunications services market, and the sale of control of the New Holding Companies to private investors.

         In January 1998, in preparation to the Breakup of Telebras, the cellular telecommunications operations of the Predecessor Companies were transferred to newly created companies. Telepar Celular, Telesc Celular and CTMR Celular were created in connection with this corporate reorganization, along with the other new cellular companies that also started operating under the Telebras System.

         In May 1998, through the Breakup of Telebras, 12 New Holding Companies were created from Telebras. The restructuring was conducted by means of a procedure under Brazilian Corporate Law called cisao, or split-up. Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies.

         In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including its shares of Tele Celular Sul, to private investors. The Tele Celular Sul shares previously owned by the Federal Government were sold to a consortium comprised of UGB

       http://tsu.infoinvest.com.br [BOVESPA LOGO] [TSU LISTED NYSE LOGO]

Participacoes Ltda. ("UGB"), a company organized according to the laws of the Federative Republic of Brazil, and Bitel Participacoes S.A. ("Bitel"), a company organized according to the laws of the Federative Republic of Brazil.

         On December 15, 1998, UGB sold its ownership interest in our capital stock to Bitel. The sale was effective on March 26, 1999, upon its approval by Anatel and the Brazilian antitrust agency ("CADE").

2. MAJOR SHAREHOLDERS

         At our Privatization, in June 1998, the UGB/Bitel consortium acquired 51.8% of the Common Shares. On December 15, 1998, UGB exercised a put option under the shareholders' agreement entered into by UGB and Bitel on July 24, 1998, pursuant to which UGB had the right to sell its entire shareholding to Bitel, subject to approval of this transaction by Anatel and the Conselho Administrativo de Defesa Economica - CADE. The sale was effected on March 26, 1999, following the approval by such Brazilian regulatory agencies.

         Bitel is controlled by TIM Brasil S.A. a subsidiary of the Telecom Italia Group, which currently has the ability to elect the majority of Tele Celular Sul directors, and to control our strategy and future operations.

         On March 18, 2003, we had 222,025,630,268 Preferred Shares and 134,452,841,454 Common Shares.

         The following table sets forth information concerning the ownership of Tele Celular Sul Participacoes S.A.:

---------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS                                           COMMON        %        PREFERRED        %          TOTAL          %
---------------------------------------------------------------------------------------------------------------------------
BITEL PARTICIPACOES S.A.                           67.344.277.925  50,09     3.579.057.289    1,61    70.923.335.214  19,90
PREVI - CAIXA DE PREV. FUNC.BANCO DO BRASIL         6.830.177.274   5,08     6.034.862.644    2,72    12.865.039.918   3,61
OTHERS                                             60.278.386.255  44,83   212.411.710.335   95,67   272.690.096.590  76,50
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                             134.452.841.454    100   222.025.630.268     100   356.478.471.722    100
---------------------------------------------------------------------------------------------------------------------------

3. DIRECTORS AND SENIOR MANAGEMENT

Set forth below are brief biographical descriptions of the directors.

         Mario Cesar Pereira de Araujo, President of Tele Celular Sul's the Board of Directors. He holds a degree in Electronic Engineering from Universidade Federal do Rio de Janeiro - UFRJ. He served for six years at Telerj in the development of rules for the data processing area. From 1977 to 1997 has worked for Embratel as Manager of Data Communications, Assistant of the Engineering Director and Manager of the Corporate Clients Department. At Splice do Brasil S/A he has acted as Manager of Services in the areas of paging, trunking, internet In August 1998 he has joined Tele Centro Oeste Celular as Chief Executive Officer, and from October 1999, also turned CEO of Norte Brasil Telecom.

         Paulo Sergio de Oliveira Diniz, is a member of the Board of Directors since December 2002. He holds a degree in Engineering of Production from Universidade Politecnica de Sao Paulo. He also holds a post-graduation degree in Human Resources from Insead, France, and a Master in Business Administrator from International Management Development Institute, Switzerland. He worked in Brasil for Hoffman La Roche and Banco Frances e Brasileiro, in the United States for United Technologies and in Canada for Bank of Montreal. He was also Chef Financial Officer of Maxitel S.A., a Telecom Italia Group Company, before joining TIM Brasil S.A.

         Franco Bertone, is a member of the Board of Directors since December 2002. He holds a degree in Electronic Engineering from Laurea in Ingegneria Elettronica - Italy. He has worked in several areas as following stated: from 1986 to 1991 he acted as Systems Manager of Sirti, from 1992 to 1997 as CEO and Chairman of Sirti Limited on United England, from 1997 to 2000 as CEO and Chairman of Entel Bolivia, from 2001 to 2002 as Vice President of International Operations of Telecom Italia in Argentina, since then he is the Corporate Vice President of Telecom Italia Latin America in Brazil.

         Set forth below are brief biographical descriptions of executive officers.

         Alvaro Pereira de Moraes Filho, is our president since September 1998. He also serves as the president of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A. He joined Telecomunicacoes do Parana S.A. -- Telepar in 1974 where he has served as manager of data processing (1974-78), manager of the division of planning of operations (1976-80), manager of the coordination of operations department (1979-87), manager of the engineering planning department (1987-91), manager of the human resources development department (1991-93), executive officer of engineering (1993-94), manager of the technical coordination office (1994-95) and manager of the systems department (1996-98). He has also served as manager of the services department (1995-96) of Telepar Celular S.A. He holds a degree in electronic engineering from the Instituto de Tecnologia e Aeronautica - ITA.

         Paulo Roberto Cruz Cozza, is chief financial officer and investor relations director since January 2002. He joined Itautec Informatica S.A., acting as accounting manager. From 1992 to 1998, he served as controlling manager at Incepa Loucas Sanitarias S.A. He joined Tele Celular Sul in 1999, as controlling manager, and as chief financial officer since January 2002. His professional experience includes the preparation of controlling systems for the financial, human resources, and controlling areas. He holds an accounting degree from Faculdades Integradas Garulhos.

         Gil Odebrecht, is our chief technology officer since June 1999. He joined Telesc in 1988 where he served as an engineer for projects, implementation, operations and maintenance of switching centers until 1992. From 1992 to 1995 he served as manager of the technical division of cellular telephony. From 1995 to 1998 he served as manager of the department of cellular telephony and, since 1998, he has served as manager of the department of operations for the state of Santa Catarina. He holds an electrical engineering degree from the Federal University of Santa Catarina and a business administration degree from the University for the Development of the state of Santa Catarina.

         Mauricio Roorda, is our chief marketing and businesses officer since March 2000. He acted as development engineer in Siemens of Brazil from 1986 to 1988. In 1989 he joined Shell of Brazil where acted as manager of information technology up to 1994. He joined Banco Nacional in 1996, where after working in the reorganization of the Bank distribution, was indicated as Marketing Director developed several projects. He is graduated in Electronic Engineering for the Technological Institute of Aeronautics-I.T.A., with specialization in telecommunications. He holds a master degree in Electronic Engineering at The Netherlands University Foundation for International Cooperation - Holland 1985 - 1986, and an MBA at the Massachusetts Institute of Technology - USA - 1995 - 1996.

4. CHARACTERISTICS OF THE INDUSTRY

         The activities of Tele Celular Sul Part. S.A., including the services rendered and the rates charged, are regulated by the Lei Geral de Telecomunicacoes, the General Communications Law, having the Agencia Nacional de Telecomunicacoes - ANATEL, as regulatory agency. Each one of the Subsidiaries operates under a concession authorizing the provision of the specified services and setting forth certain obligations.

         Anatel is the regulatory agency for telecommunications under the General Telecommunications Law and the December 1999 Regulamento da Agencia Nacional de Telecomunicacoes. Anatel is administratively independent and financially autonomous. However, it reports to the Ministry of Communications. Any regulation proposed by ANATEL is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts.

         In December 2002, Tele Celular Sul executed with Anatel the Terms of Authorization rendering the Company and its direct and indirect subsidiaries authorized operators of the Servico Movel Pessoal, the Personal Cellular Service (SMP/PCS) for the remainder of the current contract, executed after the 1998 privatization. With that - and the ensuing migration of the Servico Movel Celular, the Mobile Cellular Service (SMC/MCS) to the PCS - the operators ceased to provide public services (concession) and started operating privately (authorization). The PCS entails new quality commitments to take effect in June 2003.

THE MOBILE TELEPHONE INDUSTRY

         Since the privatization, the industry has been exceeding the most optimistic forecasts in terms of number of users. Operators, by investing in marketing and special plans, caused the subscriber base to expand at high rates. The subscriber base growth rate in Brazil in 2002 was 21.6%, reaching about 34.9 million users in December 2002. Of that total, 71.7% are prepaid card customers.

         Despite the high growth rate, Brazil remains one of the countries with the smallest mobile telephone penetration in Latin America. The service reaches 20% of the population, and Anatel forecasts for the next three years that the market will grow by 66%, reaching 58 million users.

5. PRODUCTION PROCESS

         Tele Celular Sul Part. S.A., through its direct and indirect subsidiaries: Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., offers mobile cellular services - cellular telecommunication services.

         The cellular telecommunications technology is a radiocommunication system that employs the cellular technique using radio frequencies. The technique consists in dividing a region in smaller regions or cells, that are nothing more than a circular area covered by the transmission of an antenna, or radio base station. The cellular telecommunications technology uses radio microwaves to transmit messages.

         As a whole, cellular telecommunications belong in the wider context of wireless communications. This type of communication is increasingly using the cell concept in their networks. The technologies employed are varied and have the following aspects, among others: (a) analog or digital characteristics; (b) different frequencies of operation; (c) specific transmission techniques; (d) signaling protocols; (e) earth or satellite systems; and (f) possibility of fixed or mobile cellular service.

         ROAMING

         In cellular telecommunications, roaming means the user's ability to travel between regions served by different operators, without the need to contact them and temporarily activating his or her telephone in the given region.

         The interconnection of cellular telephones with the landlines is mandatory and is possible by using dual-mode handsets that operate both in the analog and digital modes.

         Interconnection consists in connecting two telecommunication networks that are operationally compatible, so that the users of one network may communicate with users of another or access the services provided by another network.

         According to Anatel directives, the conditions for network interconnection are the object of free arrangements and agreement between the interest companies, in order to prevent restrictive practices on free competition. Thus, such arrangements cannot include subsidies, omit information, hinder negotiation nor impose conditions implying the inefficient use of the networks and equipment belonging to the interconnected operators.

         Operators are under the obligation of making their networks available for interconnection with no discrimination among operators. However, an interconnection that might cause technical damage to the network is not mandatory. Anatel allows the use of arbitration to settle disputes.

DIGITAL NETWORK AND TECHNOLOGY

         In 2000 Tele Celular subsidiaries completed the digitalization of their cellular telecommunication network, employing the Time Division Multiple Access
- TDMA technology.

         The difference between analog and digital lies basically in the way the information is sent from the cell phone to the transmission towers. Digital telephones convert the voice into several numbers or digits. In the analog system, the voice is sent in the same format as it is spoken. Therefore, in the digital system, numbers can be coded, thereby preventing other people from listening to the conversation. Furthermore, the digital technology results in better sound quality and a wider range of services, not to mention battery savings, since sending information in the form of numbers uses up less energy.

         The main digital technologies are described below:

                  TDMA - Time Division Multiple Access: A standard of digital cellular telecommunications technology widely used throughout the world. It is present in all Brazilian states. In the TDMA standard, several conversations take place in the same channel in a different fraction of time. This is the technology adopted by TIM, which means that TIM customers can use their digital technology handsets all over Brazil. It operates in the 800 KHz frequency.

                  CDMA - Code Division Multiple Access: Another digital cellular telecommunications technology. It is present in only seven states in Brazil. In the CDMA standard, several conversations take place in the same frequency, each one of them related to a code that distinguishes them from the others. It operates in the 800 KHz frequency. .

                  GSM - Global System for Mobile Communication: It is the most widely used cellular telephone telecommunications technology in the world. It is present in 170 countries, including the whole of Europe, and has over 500 million customers. It operates with a SIM Card - a card with a microprocessor that stores all the intelligence of the cellular telephone and is recognized by any GSM handset and operator anywhere in the world (worldwide roaming). The SIM Card also enables an intelligent interface with the network, opening up several possibilities for the exchange of information and offer of value-added services. All this with great security since it has an embedded verification/authorization system.

         Since 1999 the Company and its subsidiaries offer their services with the TIM brand - the brand of the controller, the Telecom Italia Group.

         2002 was the year TIM solidified its brand in the region and in the country as a whole. After Anatel authorization for TIM Brasil to start its operations, TIM became the sole group to operate all over Brazil, enjoying the advantages of scale and of the GSM technology, used by 71% of cell phone subscribers in the world. The GSM offers the most advanced, standardized network and handsets, at competitive costs.

         Tele Celular Sul is getting ready to offer its users the GSM technology, in addition to the current technology (TDMA), using the overlay process.

6. DISTRIBUTION AND MARKETING

SOURCES OF REVENUE

         The Company revenues consist of:

    - Usage charges, which include measured service charges for outgoing calls, roaming charges and, since April 1999, prepaid card charges;

    -    Monthly subscription charges;

    - Interconnection charges, which are amounts charged by the Company to other cellular and fixed-line service providers for the use of the Company network;

    - Other charges, including charges for call forwarding, call waiting, voice mail and call blocking, e

    -    Proceeds from the sales of handsets.

SUBSCRIBER CHARGES

         Charges for cellular calls are calculated based on the subscriber's service plan, the location of each party to the call and the duration of the call. Unlike in North America, cellular telecommunications service in Brazil is offered on a "calling party pays" basis, under which the subscriber generally pays only for outgoing calls. Subscribers are required to pay certain fees when they receive calls while outside of their home registration areas.

         The following charges apply under most service plans:

    - VC1, which is the lowest base rate per minute and applies to calls made by a subscriber in a registration area to persons in the same registration area;

    - VC2, which constitutes a higher rate for calls to persons outside the registration area but within the Company's region;

    - VC3, which is the highest rate per minute, charged for calls to persons outside the Company's region;

    - AD, a per-call surcharge applicable when a subscriber makes or receives a call while outside his or her home registration area;

    - DSL1, another per-minute rate paid by the subscriber when he or she is located within the Company's region and receives a call while outside his or her home registration area;

    - DSL2, a higher per-minute rate charged if the subscriber receives a call while located outside the Company's region.

         Some of the service charges are discounted 30% for calls made between 9:00 p.m. and 7:00 a.m. on any day or at any time on Saturdays, Sundays and national holidays, the so-called off-peak calls. Usually, a 30% surcharge is imposed on VC1 calls from one cellular telephone to another.

         The Company consolidated the rates for VC2 and VC1 calls (in the regions of Parana and Santa Catarina) for special plans. With that, the price of a long-distance call between or within the two states will be equal to a local call for the TIM 30, TIM 50, TIM 100 and TIM 200 plans.

         Furthermore, for special plans the rate will be the same at any time, there being no more differences between business hours and off-peak hours. The Business 200 and Corporate 1000 plans will also enjoy the consolidated rate at any time.

ROAMING FEES

         The Company receives revenues pursuant to Roaming agreements with other cellular service providers. When a call is made from within the Company's region by a subscriber of another cellular service provider, that service provider pays the Company for the call at the applicable rate under the Basic plan. Conversely, when a Company's subscriber makes a cellular call outside its region, the Company must pay the charges associated with that call to the cellular service provider in whose region the call originates.

INTERCONNECTION

         The Company earns revenues from any call to a subscriber located within its region that originates with another cellular or fixed-line service provider. The Company charges the service provider from whose network the call originates an interconnection charge for every minute its network is used in connection with the call.

PRODUCTS AND SERVICES

A) POSTPAID

         In 2002, in order to increase customer satisfaction, Tele Celular Sul redesigned the plans offered to postpaid services customers, creating the TIM Menu portfolio. It encompasses 6 different plans, designed for the most varied uses, based on packages of call minutes, ranging from Menu 30 to Menu 1000. Depending on the plan, a flat fare is charged anywhere in Brazil, and the customer does not pay roaming nor additional call rates all over the area covered by Tele Celular Sul. One of the outstanding characteristics of the new plans is sending billing data via text message to the handset. Tele Celular Sul was one of the pioneers of this service.

         Other two novelties in this segment were T Voce and Fale Barato. Geared to the younger generation, T Voce was a great selling success, being one of the main drivers of the resumption of the postpaid customer base growth. Fale Barato, in turn, is a service that allows registering three Tele Celular Sul cell phones plus a fixed-line telephone to pay lower rates. The registration is fully automatic, directly from the cell phone, without the need for the operator's help.

         In addition to expanding the customer base, the repositioning of the postpaid plan also decreased the migration of postpaid plans to the prepaid plans, thereby contributing to increasing the Company's profitability.

B) PREPAID PORTFOLIO

         Tele Celular Sul widened and redesigned the Pronto! Packages for prepaid users. Adopting the "Pronto para falar", Ready to Talk motto, the plans offer the best option for users looking for the freedom and facility of a cell phone without having to pay a bill at the end of the month.

         Pronto! T, launched in late 2001 and geared to the younger generation, solidified in 2002. As main outstanding features, the plan offers the "Minha Galera" plan - 3 Tele Celular Sul call phones with lower rates - customizable sounds and icons and national roaming.

         The number of recharges stations doubled from 8,000 in 2001 to 16,000 in 2002, rending the recharge of the cell phone easier and more comfortable.

C) CORPORATE PORTFOLIO

         Considering that companies must take 100% advantage of the resources offered by the mobile cellular telecommunications technology as a business tool, Tele Celular Sul was in first in Brazil to create, in 2001, a business unit - TIM Business specialized in developing solutions for the corporate segment.

         Offering a broad consultancy and service infrastructure, with a dedicated call center and site, TIM Business answered for the huge growth achieved by Tele Celular Sul in this segment.

         Four types of plans are offered to meet the most varied corporate needs, from small companies to large corporations. Each one of the corporate packages offers prepaid and postpaid options. They are: Empresarial, Empresarial ++, Tarifa Zero and Business 200.

         The Empresarial ++ plan, launched in 2002, added a complete plan to the corporate portfolio. There are several options plus the possibility of adding features according to the individual needs of each company, at lower rates or zero cost between Tele Celular Sul cell phones belonging to the company or to registered partners, and options to pay employees' bills up to a limit determined by the company.

C) VALUE-ADDED SERVICES

         The Value-Added services complement the plans already offered, and are an important source of additional revenue for the Company, representing on average 1.6% of its gross revenues. In December 2002 that percentage reached 2.5%. The number of messages between cell phones increased fivefold, from 10 million in 2001 to over 50 million in 2002.

         The main services offered are the SMS/RTM - Short Message Service/Rede de Transporte de Mensagens, and the timnet services.

         Tele Celular Sul was the first operator in Brazil to launch the servico de envio de mensagens curtas de texto (SMS), the short message service, interconnecting networks of different technologies. Currently, in addition to being able to send messages to all TIM Group operators, customers can also send their messages to customers of several Brazilian operators, and Tele Celular Sul is entering into agreements with yet other operators, to widen the SMS range.

         In the corporate segment, the RTM is a service enabling companies to communicate with their customers, partners and employees by means of the Tele Celular Sul message service, paying a low rate in view of the volume of the messages contracted. The company is directly connected to a Tele Celular Sul platform, via the Internet or a dedicated link.

         The Company continues offering a growing variety of uses to cell phones through timnet. Timnet added-value services, under the name of blah!, include customized news, horoscopes and weather forecast, among others, in addition to the chat - allowing up nine people to be connected at the same time - plus sounds, icons and images that can be added to the handset ringer and display, and that became the rage among the younger public in 2002.

DISTRIBUTION

         Tele Celular Sul customers are served by a networks of 917 dealers, of which 12 are Company-owned shops, plus 16 thousand prepaid service recharge stations.

7. TELE CELULAR SUL'S BYLAW

                                    CHAPTER I

                               COMPANY DESCRIPTION

                  ART. 1 - TELE CELULAR SUL PARTICIPACOES S.A. is listed corporation ruled by these Articles of Incorporation and by the applicable laws.

                  ART. 2 - The purpose of the Company is to:

                  I. control providers of telecommunication services, including mobile telephone services and others, in their respective concession and authorization areas;

                  II. Promote, through its controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective concession and/or authorization areas;

                  III. Promote, effect or direct the procurement of funds from internal or external sources to be applied by the Company or its controlled companies;

                  IV. Promote and foster study and research activities for the development of mobile telephone services;

                  V. Perform, through its controlled or affiliated companies, specialized technical services related to the mobile telephone industry;

                  VI. Promote, foster and coordinate, through its controlled or affiliated companies, the education and training of the staff required by the mobile telephone services;

                  VII. Effect or order the import of goods and services for the controlled and affiliated companies;

                  VIII. Engage in any other activities related or akin to its purpose; and

                  IX. Have an interest in other companies.

                  ART. 3 - The Corporate registered office and jurisdiction is at Rua Comendador Araujo, 299, Curitiba, Parana, CEP 80420-000, and the Company may, upon decision of the Board of Directors, open and close branches and offices anywhere in the country or abroad.

                  ART. 4 - The duration of the Company is indeterminate.

                                   CHAPTER II

                                     CAPITAL

                  ART. 5 - The subscribed and fully paid-up capital amounts to three hundred and sixty-nine million, one hundred and sixty-three thousand, three hundred and forty-seven reais and ninety-seven cents (R$ 369,163,347.97) represented by three hundred and fifty six billion, four hundred and seventy eight million, four hundred and seventy-one thousand, seven hundred and twenty-two (356,478,471,722) shares, of which one hundred and thirty-four billion, four hundred and fifty-two million, eight hundred and forty-one thousand, four hundred and fifty-four (134,452,841,454) are registered common shares and two hundred and twenty two billion, twenty five million, six hundred and thirty thousand and two hundred and sixty-eight (222,025,630,268) are registered preferred shares, all of them no-par value.

                  ART. 6 - The Company is authorized to increase its capital upon decision of the Board of Directors, up to a limit of seven hundred billion (700,000,000,000) shares, either common or preferred.

                  SOLE PARAGRAPH - Within the authorized capital limit set forth in above paragraph, the Company may pass the granting of share purchase options to the officers, employees or individuals rendering services to the Company or to its controlled companies, in accordance with the plan approved by the General Meeting.

                  ART. 7 - The capital is represented by no-par value common and preferred shares; there is no obligation of keeping a ratio between them in capital increases, following the provisions under the law and these Articles of Incorporation.

                  ART. 8 - The General Meeting may cancel the preemptive right on the issue of shares, convertible debentures, and subscription bonus, placed by means of:

                  I. Public subscription or trading at the stock exchange;

                  II. Exchange for shares in tender bid, pursuant to arts. 257 and 263 of the Brazilian Corporate Law;

                  III. Enjoyment of tax incentives, as provided in the
                       applicable special law.

                  ART. 9 - Each common share entitles to one vote in General Meeting decisions.

                  ART. 10 - Preferred shares are nonvoting, except in the case provided under the sole paragraph of article 13 of these Articles; those shares are ensured the following seniority of advantages:

                  a) seniority in capital refund, without any premium;

                  b) payment of a minimum, non cumulative dividend of 6% (six percent) per year, over the amount resulting from the division of the subscribed capital by the total number of shares of Company stock.

                  PARAGRAPH 1 - The holders of preferred shares are ensured the right to receive, every year, a dividend on their shares corresponding to three percent (3%) of the respective stockholders equity, as stated in the last approved balance sheet, whenever the dividend according to this criterion is higher than the dividend calculated according to the criterion set forth in the head paragraph of this article.

                  PARAGRAPH TWO - Preferred shares shall be voting in the event the Company ceases paying the minimum dividends provided above for three (3) consecutive years, and shall retain such right until the full payment, in the event such dividends are non cumulative, or until the cumulative dividends in arrears are paid, all pursuant to article 111 of Law 6404/76

                  ART. 11 - The shares of Company stock shall be uncertified and shall be kept in depository account with a financial institution, on behalf of its owners.

                                   CHAPTER III

                                 GENERAL MEETING

                  ART. 12 - The General Meeting is the Company's higher organ, with authority to decide on all business concerning its purpose and take the action deemed convenient to defend and develop the Company.

                                EXCLUSIVE POWERS

                  ART. 13 - The following are exclusive powers of the General
Meeting:

                  I.       Amend the Articles of Incorporation;

                  II. Authorize the issue of debentures and convertible debentures or their sale, if they are treasury debentures, and also authorize the sale of any convertible debentures issued by controlled companies the Company may own; the Company may vest on the Board of Directors the authority do determine the term and conditions of the maturity, amortization or redemption; the interest payment terms and conditions; participation in profits and reimbursement premium, if any; and the placement or subscription method; as well as the type of debentures;

                  III. Decide on the appraisal of property given by shareholders to pay-up capital;

                  IV. Decide on the Company's transformation, merger, take-over and split-up; its dissolution and liquidation; appoint and remove liquidators and appreciate their accounts;

                  V. Authorize the Company to provide guarantees to third parties, excluding the controlled companies;

                  VI. Stay the rights of shareholders non current with their duties under the law or these Articles;

                  VII. Elect and remove, at any time, the members of Board of Directors and the members of the Statutory Audit Committee;

                  VIII. Determine the global or individual remuneration of the members of the Board of Directors, Executive Officers and members of the Statutory Audit Committee;

                  IX. Receive every year the accounts and appreciate the financial statements submitted by the management;

                  X. Decide whether the Company shall file a civil liability suit against the management for losses in assets, as provided in art. 159 of the Brazilian Corporate Law;

                  XI. Authorize the sale of all or part of the shares in a controlled company;

                  XII. Decide to increase the capital stock by means of subscription of new shares, as provided in the sole paragraph of art. 6. and when the limit of the authorized capital has been attained;

                  XIII. Decide on the issue of any other securities in Brazil or abroad, in particular the issue of shares and subscription bonuses, in compliance with the laws and the provisions hereof;

                  XIV.     Authorize the trading of stock and other securities;

                  XV. Approve in advance the execution of any agreements with a duration exceeding twelve (12) months between the Company or its controlled companies, on the one side, and the controlling shareholder or companies controlled, affiliated or under control or the controlling companies of the latter, or parties related to the Company, on the other side, except when those agreements have uniform clauses.

                  SOLE PARAGRAPH - without prejudice to the provision under 1 of art. 115 of Law n(degree) 6404/76, the owners of preferred shares shall have a vote on the general meeting decisions mentioned in item XVII of this article, as well as on those concerning the amendment or cancellation of the following provisions of these Articles:

                  I.       Item XV of art. 13;

                  II.      Sole paragraph of art. 14; and

                  III.     Art. 43.

                  ART. 14 - The General Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of art. 123 of Law n(degree)6404/76.

         SOLE PARAGRAPH - In the hypotheses provided under art. 136 of Law n(degree) 6404/76, the first call to the General Meeting shall be made at least thirty (30) days in advance, and the second call at least ten (10) days in advance.

                  ART. 15 - The General Meeting shall be called to order by the Company's Chief Executive Officer or by an expressly appointed proxy, with specific authority therefore and shall then elect the meeting officers, namely a chairman and a secretary, chosen among the shareholders present.

                  SOLE PARAGRAPH - The evidence of shareholder status shall comply with article 126 of Law 6404/76; owners of uncertified or deposited shares shall deposit with the Company's main office their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, no later than five (5) working days before the general meeting.

                  ART. 16 - The General Meeting transaction of business and decisions shall be recorded in minutes, signed by the meeting officers and the shareholders present representing, at least, the majority required for passing decisions.

                  PARAGRAPH 1 - The minutes shall be recorded as an abstract of the facts, including disagreements and challenges.

                  PARAGRAPH 2 - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.

                  ART. 17 - Every year, in the first four months following the end of the fiscal year, a regular General Meeting shall be convened to:

                  I. Receive the management accounts; examine, discuss and vote on the financial statements;

                  II. Decide on the destination of the net income for the year and the distribution of dividends; and

                  III. Elect the members of the Statutory Audit Committee and, when applicable, the Directors.

                  ART. 18 - A Special General Meeting shall be convened whenever the Company interests so require.

                                   CHAPTER IV

                               COMPANY MANAGEMENT

                                    SECTION I

GENERAL

                  ART. 19 - The Company shall be managed by the Board of Directors and by the Executive Officers.

                  PARAGRAPH 1 - The Board of Directors, a collegial decision organ, shall carry out the high management of the Company.

                  PARAGRAPH 2 - The Executive Officers are the Company 's representative and executive organ, and each one of them shall act within his/her respective scope of authority.

                  PARAGRAPH 3 - The statutory duties and powers vested by law on each management organ cannot be assigned to the other.

                  ART. 20 - Managers are installed by signing the respective installation records in the Board of Directors or Executive Officers Meeting Minutes Book, as the case might be.

                  ART. 21 - The Company managers shall adopt the "Policy of Disclosure and Use of Information and of Securities Trading" Manual, by signing the respective Affidavit of Commitment.

                  ART. 22 - The managers' term of office shall be three (3) fiscal years. Reelection is allowed.

                  SOLE PARAGRAPH - The managers' term of office shall be considered extended until their elected successors are installed.

                                   SECTION II

BOARD OF DIRECTORS

                  ART. 23 - In addition to the duties provided by law, the Board of Directors is charged with:

                  I. Approving the Company's annual budget, as well as that of its controlled companies, in addition to the goals action plan and business strategy plan for the period covered by the budget;

                  II. Deciding on the Company's capital increase up to the authorized limit, as provided in article 6 hereof.

                  III.     Authorizing the issue of commercial papers;

                  IV. Deciding, when so empowered by the General Meeting, on the conditions for the issue of debentures, as provided under paragraph 1, article 59 of Law n(degree)6404/76;

                  V. Authorizing the sale of treasury debentures, inclusive convertible debentures issued by the Company;

                  VI. Authorizing the purchase of Company shares, for the purposes of cancellation or holding them as treasury shares for later sale;

                  VII. Approving the purchase or sale by the Company of its interest in other companies, except in the case provided in item XI of article 13 hereof;

                  VIII. Authorizing the swap of shares and other securities convertible into shares issued by the controlled companies;

                  IX. Authorizing the sale or encumbrance of permanent assets items excepting the divestiture and donation of cellular mobile stations;

                  X. Approving in advance any short-term agreements, with a term equal to or below twelve (12) months, between the Company or its controlled companies, and the controlling shareholder or controlled, affiliated, under common control or holding companies of the latter, or companies in any way related to the Company.

                  XI. Authorizing the purchase of permanent assets items the individual value of which surpasses two per cent (2%) of the Company's shareholders' equity stated in the last annual Balance Sheet;

                  XII. Authorizing the waiving of preemptive rights to shares, convertible debentures or subscription bonus issued by its controlled companies;

                  XIII. Authorizing the granting of collateral or personal security by the Company in behalf of third parties or controlled companies;

                  XIV. Authorizing the performance of free acts, for the benefit of employees or the community, in view of the Company's social responsibilities; the provision of guaranties to employees in the case of interstate and/or intermunicipal transfers does not depend on advance approval by the do Board of Directors;

                  XV. Approving loans, financing, and lease agreements and the issue of promissory notes to an amount exceeding two per cent (2%) of the Company's shareholders' equity, as well as that of its controlled companies;

                  XVI. Authorizing investment in new ventures or the opening of a subsidiary;

                  XVII. Deciding on the approval of a Depositary Receipts program;

                  XVIII. Submitting to the approval of the General Meeting any business or operation included in those mentioned in item XVII, article 13 of these Articles;

                  XIX. Authorizing the Company, its controlled and affiliate companies to execute, amend or cancel Shareholders' Agreements;

                  XX. Approving the Company's supplementary pension plan and collective agreements;

                  XXI.     Approving the Board of Directors rules of conduct;

                  XXII. Approving any Executive Officers' proposal concerning the Company's Bylaws and its organizational chart, including the scope of authority and specific duties of its Executive Officers;

                  XXIII. Apportioning the total remuneration set forth by the General Meeting among the Company Directors and Executive Officers, determining their individual remuneration;

                  XXIV. Establishing the guidelines for Company proxies' vote in the General Meetings of its controlled or affiliated companies;

                  XXV. Electing and removing, at any time, the Executive Officers, including the Chief Executive Officer, determining their specific duties in compliance with the provisions of these Articles, and also approving the creation of new Executive Officer positions, as the case might be, the assignment of other duties to Executive Officers and any other changes in the number and duties of the Executive Officers;

                  XXVI. Appointing the Company's representatives in the management of the companies in which it has an interest;

                  XXVII. Carrying out any other activities assigned to it by the General Meeting; and

                  XXVIII. Approving the hiring of external consultants by the Company.

                  XXIX. Deciding the cases not provided for herein and performing other duties not assigned to another Company organ by law or by these Articles.

                  ART. 24 - The Board of Directors is composed from three (3) to 05 (five) members, including the Chairman.

                  ART. 25 - The Directors shall be elected by the General Meeting that shall also appoint the Chairman among them.

                  PARAGRAPH 1 - A Director shall have a spotless reputation; except as waived by the General Meeting, the following may not be elected: (1) those who hold positions in companies that might be considered Company competitors; (2) those who have or represent an interest conflicting with that of the Company. A Director shall not be able to exercise the right to vote in the case those same impediments supervene.

                  PARAGRAPH 2 - Pursuant to Article 115, of Lei 6404/76, the right to vote for the election of the Directors shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

                  PARAGRAPH 3 - A Director shall not have access to information nor attend a Board of Directors meeting concerning matters in which he/she has or represents an interest conflicting with that of the Company.

                  PARAGRAPH 4 - In the case of a vacancy in the Board of Directors, the remaining Directors shall appoint an alternate among them to fill in the vacancy until the first General Meeting.

                  ART. 26 - The Board of Directors shall meet regularly every quarter and whenever called for a special meeting by its Chairman or by two (2) Directors; every meeting shall be recorded in minutes.

                  SOLE PARAGRAPH - The call notices shall be sent by mail, telegram or facsimile, delivered at least seven (7) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

                  ART. 27 - The Board of Directors decisions shall be passed by majority vote with the majority of the Directors present. The Chairman shall issue the instruments embodying those decisions, when applicable.

                                   SECTION III

EXECUTIVE OFFICERS

                  ART. 28 - The Executive Officers shall include one (1) Chief Executive Officer and six (6) Executive Officers, with the following titles:

                  a)       Chief Financial Officer;

                  b)       Chief Technology Officer;

                  c)       Chief Marketing Officer;

                  d)       Chief Business Officer;

                  e)       Chief Administrative Officer;

                  f)       Chief Information Technology Officer.

                  ART. 29 - In the absence or temporary incapacity of the Chief Executive Officer and of any other Executive Officer, an alternate shall be appointed by the Chief Executive Officer or, in the event of his incapacity, by majority decision of the Executive Officers.

                  SOLE PARAGRAPH - In the case of a vacant Executive Officer position, the Board of Directors shall elect an alternate to finish the remaining term of office.

                  ART. 30 - Observing the provisions contained in these Articles, the following shall be needed to bind the Company: (i) the joint signature of two (2) Executive Officers, or (ii) the signature of one (1) Executive Officer together with an attorney; or yet, (iii) the joint signature of two (2) attorneys vested with specific authority therefore.

                  SOLE PARAGRAPH - The powers of attorney granted by the Company shall be jointly signed by two (2) Executive Officers, one of which the Chief Executive Officer, shall specify the powers granted and, except for those for judicial purposes, shall be valid for a maximum of one (1) year.

                  ART. 31 - The overall scope of authority of each Executive Officer is the following:

                  I - CHIEF EXECUTIVE OFFICER - The performance of activities related to the corporate purpose, in compliance with the Company's policies and rules, as specified in its Bylaws; the planning, development, implementation and maintenance of computerized systems, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  II - CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER - The performance of economic-financial, budgeting, accounting, securities control and investor relations activities, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  III - CHIEF TECHNOLOGY OFFICER - The planning and execution of network expansion and modernization projects, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  IV - CHIEF MARKETING OFFICER - The performance of marketing activities, market and competition analysis, development of new businesses, products and marketing communication activities, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  V - CHIEF BUSINESS OFFICER - The performance of commercial activities and management of sales channels, billing and collection, customer service, in addition to customer retention and loyalty efforts, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  VI - CHIEF ADMINISTRATIVE OFFICER - The performance of activities related to human resources, procurement of goods and services, clerical support, regulation and company development, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  ART. 32 - In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the officer fails to sign the installation instrument within thirty (30) days of the election or leaves the position for more than thirty (30) consecutive days or ninety (90) non consecutive days throughout the term of office, without justification, at the discretion of the Board of Directors.

                  Paragraph 1 - If a director position becomes vacant, the replacement shall be effected as provided under THE sole paragraph of art. 25 of these Articles, until the next General Meeting that shall elect the new director to finish the remaining term of office.

                  Paragraph 2 - In the event two thirds (2/3) of the Board of Directors seats become vacant; the remaining Directors shall immediately convene a General Meeting.

                  Paragraph 3 - If an executive officer position becomes vacant; the Board of Directors shall elect an alternate to finish the remaining term of office.

                  Paragraph 4 - Managers may resign from their positions by sending written notice to the organ, which they integrate. The resignation shall be effective from then on before the Company, and before third parties after the notice is filed at the Registry of Commerce and published.

                                    CHAPTER V

                            STATUTORY AUDIT COMMITTEE

                  ART. 33 - The Statutory Audit Committee is the organ charged with the surveillance of the company management, and shall be operate permanently.

                  ART. 34 - The Statutory Audit Committee shall have from three
(3) to five (5) members and an equal number of alternates.

                  PARAGRAPH 1 - The term of office of Statutory Audit Committee members shall end at the first Annual General Meeting following the respective election, reelection being allowed. The members of the Statutory Audit Committee shall remain in office until their successors are installed.

                  PARAGRAPH 2 - The members of the Statutory Audit Committee, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.

                  PARAGRAPH 3 - The Statutory Audit Committee may request the Company to appoint qualified staff to provide it clerical and technical support

                  PARAGRAPH 4 - The provision of article 21 hereof applies to the members of the Statutory Audit Committee.

                  ART. 35 - The Statutory Audit Committee shall meet regularly every quarter, and specially whenever needed.

                  PARAGRAPH 1 - The meetings shall be convened by the Chairman of the Statutory Audit Committee or by two (2) of its members.

                  PARAGRAPH 2 - The Committee decisions will be passed by majority vote, the majority of its members being present.

                  ART. 36 - The members of the Statutory Audit Committee shall be replaced in their absence or incapacity by their respective alternates.

                  ART. 37 - In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Statutory Audit Committee fails to appear at two (2) consecutive meetings or three (3) non-consecutive meetings throughout his/her year in office.

                  PARAGRAPH 1 - In the event a position in the Committee becomes vacant, the replacement shall be effected as provided under art. 36 of these Articles.

                  PARAGRAPH 2 - If more than half the positions become vacant and there are no alternates to be called, a General Meeting shall be convened to elect other members.

                  ART. 38 - The remuneration of the members of the Statutory Audit Committee shall be determined by the Annual General Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each Executive Officer, not counting profit sharing.

                  SOLE PARAGRAPH - The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month.

                                   CHAPTER VI

                      FISCAL YEAR AND FINANCIAL STATEMENTS

                  ART. 39 - The fiscal year shall last twelve (12) months, starting on January 1st of each year and ending on the last day of the month of December.

                  ART. 40 - The Management shall submit to the Annual General Meeting, together with the financial statements, a proposal for employee profit sharing and for the destination of the net income for the year.

                  PARAGRAPH 1 - The net income shall have the following destination:

                  a) Five percent (5%) for the legal reserve, up to twenty percent (20%) of the paid-up capital;

                  b) Twenty-five percent (25%) of the net income, restated pursuant to items II and III of art. 202 of Law n(degree) 6404/76 shall be distributed as mandatory minimum dividend to all shareholders, respecting the provisions of the next article; such amount shall be increased to meet the amount required to pay the preferred shares priority dividend.

                  PARAGRAPH 2 - The net income balance not allocated to the payment of the mandatory minimum dividend nor to the preferred shares priority dividend shall be allocated to a supplementary reserve for the expansion of corporate business, not to surpass eighty percent (80%) of the capital. Once that limit is reached, the General Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

                  ART. 41 - The amount corresponding to the mandatory minimum dividend shall be destined to the payment of the preferred shares priority dividend up to the preference limit; then the owners of common shares shall be paid, up to the same limit of preferred shares; the balance, if any, shall be prorated among all shareholders.

                  PARAGRAPH 1 - The management may pay or credit interest on own capital as provided under paragraph 7 of article 9 of Law 9249/95 of Dec/26/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under article 202 of Law 6404/76, even when included in the preferred shares minimum dividend.

                  PARAGRAPH 2 - Dividends not claimed within a period of three
(3) months shall revert to the Company.

                                   CHAPTER VII

                                   LIQUIDATION

                  ART. 42 - The Company shall be liquidated in the cases provided by law, or upon decision of the General Meeting, which shall determine the method of liquidation, elect the liquidator and install the Statutory Audit Committee for the liquidation period, electing its members and determining their respective remuneration.

                                  CHAPTER VIII

                        GENERAL AND TEMPORARY PROVISIONS

                  ART. 43 - The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and the shareholders of which shall be granted ample access to the report on that analysis.